Exhibit 99.2

Wi-LAN Inc.

2013 Third Quarter

Condensed Unaudited Consolidated

Financial Results

Interim Report

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Revenue
Royalties	$20,724	$21,293	$59,034	$66,777

Operating expenses
Cost of revenue	23,913	14,751	66,153	38,915
Research and development	2,185	1,873	6,466	6,624
Marketing, general and administration	3,416	3,287	10,212	9,792
Realized foreign exchange (gain) loss	362	(72)	550	(92)
Unrealized foreign exchange (gain) loss	(1,187)	(1,189)	924	(5,460)
Restructuring charges	-	-	-	418
Total operating expenses	28,689	18,650	84,305	50,197
Earnings (loss) from operations	(7,965)	2,643	(25,271)	16,580
Investment income	170	161	553	1,065
Interest expense	-	-	-	(1,126)
Debenture financing, net	-	-	-	(31,138)
Earnings (loss) before income taxes	(7,795)	2,804	(24,718)	(14,619)

Provision for (recovery of) income tax expense
Current	1,293	1,138	3,887	3,060
Deferred	(2,629)	(493)	(8,080)	(5,278)
	(1,336)	645	(4,193)	(2,218)
Net and comprehensive earnings (loss)	$(6,459)	$2,159	$(20,525)	$(12,401)

Earnings (loss) per share (Note 4)
Basic	$(0.05)	$0.02	$(0.17)	$(0.10)
Diluted	$(0.05)	$0.02	$(0.17)	$(0.10)

Weighted average number of common shares
Basic	120,701,944	121,225,793	121,154,330	121,459,574
Diluted	120,701,944	122,086,343	121,154,330	121,459,574

See accompanying notes to condensed unaudited consolidated financial statements

2013 Third Quarter Financial Results	1

Financial statements

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	September 30, 2013	December 31, 2012
Current assets
Cash and cash equivalents	$140,763	$175,246
Short-term investments	1,504	1,617
Accounts receivable	12,238	1,139
Prepaid expenses and deposits	1,230	314
	155,735	178,316

Loan receivable	1,029	911
Furniture and equipment, net	2,213	1,272
Patents and other intangibles, net	147,177	116,846
Deferred tax asset	28,897	20,817
Goodwill	12,623	12,623
	$347,674	$330,785

Current liabilities
Accounts payable and accrued liabilities	$32,085	$22,406
Current portion of patent and licensing rights finance obligation (Note 5)	18,089	2,547
	50,174	24,953

Patent and licensing rights finance obligation (Note 5)	34,092	2,670
Success fee obligation	8,011	10,900
	92,277	38,523

Commitments and contingencies (Note 7)

Shareholders' equity
Capital stock (Note 4)	426,438	431,067
Additional paid-in capital	13,555	11,074
Accumulated other comprehensive income	16,225	16,225
Deficit	(200,821)	(166,104)
	255,397	292,262
	$347,674	$330,785

See accompanying notes to condensed unaudited consolidated financial statements

2013 Third Quarter Financial Results	2

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Cash generated from (used in)
Operations
Net loss	$(6,459)	$2,159	$(20,525)	$(12,401)
Non-cash items
Stock-based compensation	979	1,024	3,118	2,955
Depreciation and amortization	7,662	6,621	20,881	18,959
Foreign exchange loss	351	(1,000)	(902)	130
Deferred financing costs	-	-	-	1,746
Accretion of debt discount	-	-	-	25,175
Disposal of assets	78	-	78	209
Disposal of patents	-	-	46	-
Deferred income tax recovery	(2,629)	(493)	(8,080)	(5,278)
Accrued investment income	(40)	-	(118)	-
	(58)	8,311	(5,502)	31,495
Change in non-cash working capital balances
Accounts receivable	(6,357)	(1,547)	(11,099)	(503)
Prepaid expenses and deposits	(98)	485	(465)	(730)
Payments associated with success fee obligation	(989)	(1,609)	(3,161)	(11,354)
Due to related party	-	-	-	(7,102)
Accounts payable and accrued liabilities	839	2,585	9,254	4,986
Cash (used in) generated from operations	(6,663)	8,225	(10,973)	16,792
Financing
Dividends paid	(4,848)	(3,663)	(13,949)	(10,383)
Repayment of convertible debentures	-	-	-	(233,247)
Common shares repurchased under normal course issuer bid	(2,934)	(1,092)	(5,846)	(15,729)
Common shares issued for cash on the exercise of options	-	568	478	2,562
Common shares issued for cash from Employee Share Purchase Plan	-	-	102	116
Cash used in financing	(7,782)	(4,187)	(19,215)	(256,681)
Investing
Sale (purchase) of short-term investments	(30)	(55)	113	(93)
Purchase of furniture and equipment	(1,541)	(38)	(1,608)	(369)
Purchase of patents and other intangibles	(687)	(22,963)	(3,702)	(24,340)
Cash used in investing	(2,258)	(23,056)	(5,197)	(24,802)
Foreign exchange gain (loss) on cash held in foreign currency	(351)	1,000	902	4,058

Net cash and cash equivalents used in the period	(17,054)	(18,018)	(34,483)	(260,633)
Cash and cash equivalents, beginning of period	157,817	189,571	175,246	432,186
Cash and cash equivalents, end of period	$140,763	$171,553	$140,763	$171,553

See accompanying notes to condensed unaudited consolidated financial statements

2013 Third Quarter Financial Results	3

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2011	$436,606	$14,061	$16,225	$(135,736)	$331,156

Comprehensive loss:
Net loss	-	-	-	(14,520)	(14,520)
Shares issued:
Stock-based compensation expense	-	3,894	-	-	3,894
Exercise of stock options	4,592	(1,514)	-	-	3,078
Sale of shares under Employee Share Purchase Plan	231	-	-	-	231
Shares repurchased under normal course issuer bid	(10,362)	(5,367)	-	-	(15,729)
Dividends declared (Note 4)	-	-	-	(15,848)	(15,848)
Balance - December 31, 2012	431,067	11,074	16,225	(166,104)	292,262

Comprehensive loss:
Net loss	-	-	-	(20,525)	(20,525)
Shares issued:
Stock-based compensation expense	-	3,118	-	-	3,118
Exercise of stock options	721	(243)	-	-	478
Sale of shares under Employee Share Purchase Plan	102	-	-	-	102
Shares repurchased under normal course issuer bid (Note 4)	(5,452)	(394)	-	-	(5,846)
Dividends declared (Note 4)	-	-	-	(14,192)	(14,192)
Balance - September 30, 2013	$426,438	$13,555	$16,225	$(200,821)	$255,397

See accompanying notes to condensed unaudited consolidated financial statements

2013 Third Quarter Financial Results	4

notes

Wi-LAN Inc.

NOTES TO condensed Unaudited CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	nature of business

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, and licenses and otherwise enforces a range of patented technologies which are utilized in products in the communications and consumer electronics markets. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip. The Company also generates revenue by licensing patent portfolios on behalf of third-party patent holders and, if necessary, the enforcement of their patented technologies.

2.	basis of presentation

The condensed unaudited consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012 and the accompanying notes. All inter-company transactions and balances have been eliminated.

3.	Significant accounting policies

These condensed consolidated interim unaudited financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements and notes for the year ended December 31, 2012.

In February 2013, the Financial Accounting Standards Board (the “FASB”) issued final guidance on the presentation of reclassifications out of other comprehensive income. The amendments require an entity to provide information about the amounts reclassified out of other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in a footnote, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, only if the amount reclassified is required by U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide detail about those amounts. This amendment was effective for interim and fiscal years beginning after December 15, 2012. The amended standard did not impact the Company's financial position or results of operations.

In July 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU No. 2013-11 is a new accounting standard on the financial statement presentation of unrecognized tax benefits. The new accounting standards update provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new standard becomes effective for the Company on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. The Company is currently assessing the impact of this new standard.

2013 Third Quarter Financial Results	5

notes

Wi-LAN Inc.

NOTES TO condensed Unaudited CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

4.	share capital

The Company paid quarterly cash dividends as follows:

	2013		2012
	Per Share	Total	Per Share	Total
1st Quarter	$0.035	$4,234	$0.025	$3,041
2nd Quarter	0.040	4,867	0.030	3,679
3rd Quarter	0.040	4,848	0.030	3,663
	$0.115	$13,949	$0.085	$10,383

The Company declared quarterly dividends as follows:

	2013	2012
1st Quarter	$0.040	$0.030
2nd Quarter	0.040	0.030
3rd Quarter	0.040	0.035

On March 7, 2013, the Company received regulatory approval to make a normal course issuer bid (“NCIB”) through the facilities of the TSX. Under the NCIB, the Company is permitted to purchase up to 11,846,843 common shares. The NCIB commenced on March 11, 2013 and is expected to be completed on March 10, 2014. The Company repurchased 1,392,700 common shares under the NCIB during the nine months ended September 30, 2013 for a total of $5,846.

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended September 30, 2013	Three months ended September 30, 2012	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Basic weighted average common shares outstanding	120,701,944	121,225,793	121,154,330	121,459,574
Effect of stock options	-	860,550	-	-
Diluted weighted average common shares outstanding	120,701,944	122,086,343	121,154,330	121,459,574

For the three and nine months ended September 30, 2013, the effect of stock options totaling 430,838 and 521,627, respectively were anti-dilutive (three and nine months ended September 30, 2012 – nil and 1,057,725, respectively).

2013 Third Quarter Financial Results	6

notes

Wi-LAN Inc.

NOTES TO condensed Unaudited CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

5.	patent and Licensing Rights finance obligation

During the quarter, the Company acquired certain patents for future considerations while entering into a licensing agreement with the same counter-party. The obligation is based on the quarterly payment stream of $1,389 using a discount rate of 4.5%. The discount rate is based on interest rates for secured term debt with fixed payments over a five year term.

The current and long term portion of this obligation is $1,865 and $20,226, respectively.

During the three months ended June 30, 2013, the Company acquired the right to license certain patents, the consideration for which is to be fully paid on or before June 18, 2023; however; the timing of the payments are subject to the Company entering into certain future license agreements. The Company has set up the liability based on its expected payment schedule using a discount rate of 6.0%. The discount rate is based on interest rates for revolving debt with no fixed payments.

The current and long term portion of this obligation is $13,586 and $13,186, respectively.

6.	financial instruments

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

As of September 30, 2013, the Company held foreign exchange forward contracts totaling approximately $23,950 which mature at various dates through to September 2014. During the three months ended September 30, 2013, the Company recorded an unrealized foreign exchange loss of approximately $149 related to the foreign exchange forward contracts held as at September 30, 2013. The Company uses quoted market prices for similar instruments in an active market and, therefore, the foreign exchange forward contracts are classified as Level 2 in the fair value hierarchy.

Cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued liabilities are short term financial instruments whose carrying value approximates their fair value.

The Company considers the rates used to determine the carrying value of the patent and licensing rights finance obligation and loan receivable to be reflective of current rates and therefore their carrying value approximates their fair value.

7.	Commitments and contingencies

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, WiLAN has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. Management has evaluated the likelihood of an unfavourable outcome and determined that no amount should be accrued with respect to any outstanding matters.

2013 Third Quarter Financial Results	7

Wi-LAN Inc.

303 Terry Fox Drive, Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894

www.wilan.com